Exhibit 99.1
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto announces a resource increase of 628 million tonnes at Kennecott Utah Copper
16 May 2008
Rio Tinto has further strengthened its global copper resources with the upgrade of mineral resources to 637 million tonnes at 0.48 per cent copper at its wholly owned Kennecott Utah Copper Bingham Canyon Mine. The resource is located beneath the current Bingham Canyon pit, and is currently under study for extraction by open pit mining methods. This represents an increase of 628 million tonnes over the December 2007 resource statement.
“We are very pleased with this substantial upgrade in resources. It will add significant value to Kennecott Utah Copper and Rio Tinto, particularly during this period of rapid long term demand growth,” said Bret Clayton, chief executive, Rio Tinto Copper. “We are continuing with our pre-feasibility studies to examine options to develop these resources.”
The Bingham Canyon mine is another example of the brownfield exploration potential within Rio Tinto’s global portfolio. Over the past two years, exploration has identified a world class molybdenum deposit at depth underneath the current mine and there are multiple targets for further consideration within the Oquirrh Mountain range in Utah.
The resource upgrade at Bingham Canyon came through continuing mine planning, economic, and resource development studies. These studies are a part of an ongoing technical development programme, which includes new resource drilling and the study of open pit and underground mining options.
As the second largest copper producer in the United States, Kennecott Utah Copper provides about 13 per cent of US copper needs. Kennecott Bingham Canyon Mine, located in the Salt Lake City Valley, is the largest man-made excavation in the world. It has been in operation for more than 100 years and has produced more copper, 16.4 million tonnes, than any mine in the world. Every year, Kennecott produces approximately 272,000 tonnes of copper, along with 500,000 ounces of gold, 4 million ounces of silver, about 30 million pounds of molybdenum, and about 0.9 million tonnes of sulphuric acid, a by-product of the smelting process.
The resource at Bingham Canyon Mine has been generated to comply with the JORC code guidelines. The tabulated figures below show the new resource as classified, and the December 2007 resource position for comparison.

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Kennecott Utah Copper
Open Pit Mineral Resources*

	Open Pit	Measured	Indicated	Inferred	Total

31 Dec 2007	Million Tonnes			9	9
	%Cu			0.340	0.340
	%Mo			0.039	0.039
	gm/tonne Au			0.280	0.280

16 May 2008	Million Tonnes		183	454	637
	%Cu		0.570	0.450	0.480
	%Mo		0.034	0.031	0.032
	gm/tonne Au		0.220	0.170	0.180

*	Rio Tinto interest 100%

Note: Blank cells mean no resource in this category
Preliminary pit optimisation studies indicate that the reported resource falls within reach of an open-pit cutback to the existing Bingham Canyon mine operations. Continuation of the mine development studies to allow conversion of this resource to ore reserves is a high priority for the business and is scheduled for completion by the end of 2009.
CP statement
The information in this report that relates to Mineral Resources is based on information compiled by Jim Vickery, who is a member of the Australian Institute of Mining and Metallurgy. Jim is a full time employee of Kennecott Utah Copper and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he has undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Jim Vickery consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual

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results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

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